 Filed pursuant to Regulation S-T 101(a)(2)(ii), the text of the initial filing of the Schedule 13D (other than exhibits) is attached hereto as Appendix A.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                                 S2 Golf Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  784850 10 9
                         ----------------------------
                                 (CUSIP Number)

                               Richard M. Maurer
                        Maurer Ross & Co., Incorporated
                                 Suite 16 South
                              Three Gateway Center
                         Pittsburgh, Pennsylvania 15222
                                (412) 392-2350
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 1, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1. Name of Reporting Person: Wesmar Partners Limited Partnership I.R.S. Identification No.: 25-1710943

2.   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                       (b)  [ ]
3.   SEC Use Only

4.   Source of Funds:       N/A

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)              [ ]

6.   Citizenship or Place of Organization:  United States

Number of                 7.  Sole Voting Power:             - 0 -
 Shares
Beneficially              8.  Shared Voting Power:           1,399,096
 Owned by
  Each                    9.  Sole Dispositive Power:        - 0 -
Reporting
 Person                   10.  Shared Dispositive Power:     1,399,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                       1,399,096

12.  Check Box if the Aggregate Amount in Row (11)           [ ]
     Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11):     63.1%

14.  Type of Reporting Person:  PN

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1.   Name of Reporting Person:  MR & Associates
     I.R.S. Identification No.:  23-2377917

2.   Check the Appropriate Box if a Member of a Group  (a)   [ ]
                                                       (b)   [ ]
3.   SEC Use Only

4.   Source of Funds:       OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                 [ ]

6.   Citizenship or Place of Organization:  United States

 Number of         7.  Sole Voting Power:                    - 0 -
  Shares
Beneficially       8.  Shared Voting Power:                  1,499,096
 Owned by
  Each             9.  Sole Dispositive Power:               - 0 -
Reporting
 Person            10.  Shared Dispositive Power:            1,499,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                       1,499,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                 [ ]

13.  Percent of Class Represented by Amount in Row (11):     64.7%

14.  Type of Reporting Person:  PN

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1.   Name of Reporting Person:  Maurer Ross & Co., Incorporated
     I.R.S. Identification No.:  23-2377926

2.   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                       (b)  [ ]
3.   SEC Use Only

4.   Source of Funds:   OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [ ]

6.   Citizenship or Place of Organization:  United States

Number of             7.  Sole Voting Power:                 - 0 -
 Shares
Beneficially          8.  Shared Voting Power:               1,499,096
 Owned by
  Each                9.  Sole Dispositive Power:            - 0 -
Reporting
 Person               10.  Shared Dispositive Power:         1,499,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                       1,499,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                 [ ]

13.  Percent of Class Represented by Amount in Row (11):     64.7%

14.  Type of Reporting Person:  CO

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1.   Name of Reporting Person:  Robert L. Ross

2.   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                       (b)  [ ]
3.   SEC Use Only

4.   Source of Funds:       OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [ ]

6.   Citizenship or Place of Organization:  United States

Number of            7.  Sole Voting Power:                 2,000
 Shares
Beneficially         8.  Shared Voting Power:               1,499,096
 Owned by
  Each               9.  Sole Dispositive Power:            2,000
Reporting
 Person              10.  Shared Dispositive Power:         1,499,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                      1,501,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [ ]

13.  Percent of Class Represented by Amount in Row (11):    64.7%

14.  Type of Reporting Person:  IN

                                  SCHEDULE 13D


CUSIP No. 784850 10 9


1.   Name of Reporting Person:  Richard M. Maurer

2.   Check the Appropriate Box if a Member of a Group  (a)  [ ]
                                                       (b)  [ ]
3.   SEC Use Only

4.   Source of Funds:       OO

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                [ ]

6.   Citizenship or Place of Organization:  United States

Number of             7.  Sole Voting Power:                - 0 -
 Shares
Beneficially          8.  Shared Voting Power:              1,501,096
 Owned by
  Each                9.  Sole Dispositive Power:           - 0 -
Reporting
 Person              10.  Shared Dispositive Power:         1,501,096
  With

11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                                      1,501,096

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                [ ]

13.  Percent of Class Represented by Amount in Row (11):    64.7%

14.  Type of Reporting Person:  IN

          This statement amends Items 1, 2, 3, 4, 5, 6 and 7 of the Schedule 13D of Wesmar Partners, First Westinghouse Capital Corporation and Maurer Ross & Co., Incorporated (collectively the "Original Reporting Persons") dated February 25, 1988 (the "Initial Report").

Item 1.  Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of S2 Golf Inc. (the "Company"), a New Jersey corporation, having its principal executive offices located at 18 Gloria Lane, Fairfield, New Jersey 07004.


Item 2.  Identity and Background.

          This statement is filed on behalf of (collectively, the "Reporting Persons") Wesmar Partners Limited Partnership ("Wesmar"), a Delaware limited partnership and a successor to Wesmar Partners, one of the Original Reporting Persons; MR & Associates (formerly, Maurer Ross & Associates) ("MR & Associates"), a Pennsylvania limited partnership and the sole general partner of Wesmar; Maurer Ross & Co., Incorporated ("Maurer Ross & Co."), a Pennsylvania corporation and the sole general partner of MR & Associates; Robert L Ross; and Richard M. Maurer. The principal place of business and executive offices of each of Wesmar, MR & Associates and Maurer Ross & Co. is Suite 16 South, Three Gateway Center, Pittsburgh, Pennsylvania 15222. Wesmar is principally engaged in locating and making private investments. MR & Associates is principally engaged in acting as managing general partner of Wesmar and another limited partnership. Maurer Ross & Co. is principally engaged in providing management and consulting services to MR & Associates.

          Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of Maurer Ross & Co., including Messrs. Maurer and Ross, and the Co-Trustee (as defined in Item 5) containing the following information with respect to such persons: (i) name, (ii) business address and (iii) present principal occupation or employment and the name and, if different from the person's business address, the address of any other corporation or other organization in which such employment is conducted. Each person listed in
Schedule I is a United States citizen.

          During the past five years, neither the Reporting Persons nor any person named in Schedule I (based on information provided by such individuals)
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

          As of October 1, 1997, the Company granted to MR & Associates an immediately exercisable option to purchase 100,000 shares of Common Stock in consideration for MR & Associates' provision of services to the Company.

Item 4.  Purpose of Transaction.

          The Reporting Persons have no present plans or proposals to change the Company's business, corporate structure, capitalization, management or dividend policy.

          Except as described in Item 6, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (iii) a sale or transfer of a material amount of assets of the Company; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, the Reporting Persons, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time, and the Reporting Persons may decide to sell or seek to sell all or a portion of their interests in the Company.

          Each of Richard M. Maurer and Robert L. Ross currently serve as a director of the Company and Robert L. Ross serves as an executive officer of the Company.

          See Item 3.

Item 5.  Interest in Securities of Issuer.

          The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on the number of shares of Common Stock outstanding as reported in the Company's quarterly report on Form 10-Q for the quarter ended September 29, 1997. All per share information provided in this statement reflects a four-for-one reverse stock split of the Common Stock which occurred subsequent to the filing of the Initial Report.

          Wesmar is the record and beneficial owner of 1,399,096 shares of Common Stock representing approximately 63.1% of the Common Stock outstanding. Each of the other Reporting Persons may be deemed to beneficially own and to share voting and dispositive power with Wesmar with respect to such 1,399,096 shares. Landmark Equity Partners III, L.P., a Delaware limited partnership and the sole limited partner of Wesmar, has the right to receive dividends from, and the proceeds from the sale of, a portion of the shares owned by Wesmar. MR & Associates holds a currently exercisable option to purchase 100,000 shares of Common Stock, and, therefore, is deemed to beneficially own such shares which represent approximately 4.3% of the Common Stock outstanding, assuming that the 100,000 shares of Common Stock issuable upon exercise of the option are currently issued and outstanding. Each of Maurer Ross & Co. and Messrs. Maurer and Ross may be deemed to share voting and dispositive power with MR & Associates with respect to the 100,000 shares of Common Stock which may be acquired upon exercise of such option.

          In addition to the foregoing, Robert L. Ross, a director and executive officer of Maurer Ross & Co., beneficially owns and has sole voting and dispositive power with respect to 2,000 shares of Common Stock representing approximately 0.1% of the Common Stock outstanding, and Richard M. Maurer, a director and executive officer of Maurer Ross & Co., indirectly beneficially owns and shares voting and dispositive power with respect to 2,000 shares of Common Stock representing approximately 0.1% of the Common Stock outstanding. Such shares are held by two trusts of which Mr. Maurer is a co-trustee. The other co-trustee (the "Co-Trustee") shares voting and dispositive power with respect to, and has the right to direct receipt of dividends from and the proceeds from the sale of, the 2,000 shares of Common Stock held by the trusts. Information concerning the Co-Trustee is set forth on Schedule I.

          No transactions in Common Stock were effected during the past 60 days by any Reporting Person or by any person named in Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Wesmar and the Company are parties to a Stock Option Agreement dated as of February 29, 1988 pursuant to which the Company has granted Wesmar certain rights to require the Company to register shares of Common Stock owned by Wesmar under the

Securities Act of 1933, as amended, for public offering and sale. As discussed in Item 5, MR & Associates holds a currently exercisable option to purchase 100,000 shares of Common Stock at an exercise price of $3.0625 per share.

Item 7.  Material to be filed as Exhibits.

A.    Agreement pursuant to Rule 13d-1(k).

B. Stock Option Agreement, dated as of February 29, 1988, by and between S2 Golf Inc. and Wesmar Partners (filed as Exhibit E to the Initial Report).

Signatures.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              WESMAR PARTNERS

                              By:  MR & Associates, its General Partner

                                    By:  Maurer Ross & Co., Incorporated,
                                         its General Partner

February 27, 1998                           By:/s/ Richard M. Maurer, President
-----------------                              --------------------------------
     Date

                              MR & ASSOCIATES

                              By:  Maurer Ross & Co., Incorporated, its
                                   General Partner

February 27, 1998                  By:/s/ Richard M. Maurer, President
-----------------                     --------------------------------
     Date

                               MAURER ROSS & CO., INCORPORATED

February 27, 1998              By:/s/ Richard M. Maurer, President
-----------------                 -------------------------------------------
     Date



February 27, 1998                   By:/s/ Richard M. Maurer
-----------------                      --------------------------------
     Date                             Richard M. Maurer



February 27, 1998                   By:/s/ Robert L. Ross
------------------                     ------------------
     Date                             Robert L. Ross

                                   SCHEDULE I

The executive officers and directors of Maurer Ross & Co. Incorporated ("Maurer Ross & Co.") are as follows:


(1)    Name:                    Robert L. Ross, Chairman of the Board of Directors and
                                Director of Maurer Ross & Co.
       Present Occupation:      Chairman of Maurer Ross & Co.

(2)    Name:                    Richard M. Maurer, President and Director of Maurer
                                Ross & Co.
       Present Occupation:      President of Maurer Ross & Co.

(3)    Name:                    Karen C. Maurer, Director of Maurer Ross & Co.
       Present Occupation:      Vice President of Maurer Ross & Co.

(4)    Name:                    Lindalee R. Ross, Director of Maurer Ross & Co.
       Present Occupation:      Vice President of Maurer Ross & Co.


The preceding executive officers and directors of Maurer Ross & Co. have the following information in common:

       Name of Employer:        Maurer Ross & Co.
       Business Address/
       Address of Employer:     Suite 16 South
                                Three Gateway Center
                                Pittsburgh, Pennsylvania  15222

The Co-Trustee is as follows:

       Name:                    John E. Trabucco
       Present Occupation:      Vice President, Secretary and General Counsel
       Name of Employer:        Beckwith Machinery Company
       Business Address/
       Address of Employer:     4565 William Penn Highway
                                Murrysville, PA  15668

                                   Exhibit A


     Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this Exhibit is attached is filed on its behalf.

                              WESMAR PARTNERS

                              By:  MR & Associates, its General Partner

                                    By:  Maurer Ross & Co., Incorporated, its
                                         General Partner

February 27, 1998                   By:/s/ Richard M. Maurer, President
--------------------                       --------------------------------
     Date

                              MR & ASSOCIATES

                              By:  Maurer Ross & Co., Incorporated, its
                                   General Partner

February 27, 1998                  By:/s/ Richard M. Maurer, President
------------------                    --------------------------------
     Date

                              MAURER ROSS & CO., INCORPORATED

February 27, 1998             By:/s/ Richard M. Maurer, President
-----------------                --------------------------------
     Date



February 27, 1998             By:/s/ Richard M. Maurer
-----------------                --------------------------------
     Date                            Richard M. Maurer



February 27, 1998             By:/s/ Robert L. Ross
-------------------              --------------------------------
     Date                            Robert L. Ross

                       SECURITIES AND EXCHANGE COMMISSION            APPENDIX A
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                 S2 Golf Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  784850 10 9
                       --------------------------------------
                                (CUSIP Number)

                  Richard M. Maurer, Partner, (412) 392-2350
         Wesmar Partners, Three Gateway Center, Pittsburgh, PA 15222
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  February 25, 1988
                       --------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.    784850 10 9                  13D
          --------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          WESMAR PARTNERS

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                        (b) [X]


3         SEC USE ONLY


4         SOURCE OF FUNDS*

          WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          COMMONWEALTH OF PENNSYLVANIA

  NUMBER OF       7  SOLE VOTING POWER
   SHARES
 BENEFICIALLY        -0-
   OWNED BY
     EACH         8  SHARED VOTING POWER
  REPORTING
    PERSON           Approximately 6,879,151 (see Item 5)
     WITH
                  9  SOLE DISPOSITIVE POWER

                      -0-

                 10  SHARED DISPOSITIVE POWER

                     Approximately 6,271,629 (see Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Approximately 6,879,151 (see Item 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 71.3% (assuming full dilution)

14        TYPE OF REPORTING PERSON*

          PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  784850 10 9                  13D
---------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          FIRST WESTINGHOUSE CAPITAL CORPORATION

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                             [ ]

          STATE OF DELAWARE

6         CITIZENSHIP OR PLACE OF ORGANIZATION


  NUMBER OF             7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY              -0-
   OWNED BY
     EACH               8  SHARED VOTING POWER
  REPORTING
    PERSON                 Approximately 6,271,629 (see Item 5)
     WITH
                        9  SOLE DISPOSITIVE POWER

                            -0-

                       10  SHARED DISPOSITIVE POWER

                           Approximately 6,271,629 (see Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Approximately 6,271,629 (see Item 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 71.3% (assuming full dilution)

14        TYPE OF REPORTING PERSON*

          CO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     784850 10 9                13D
---------------------------

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MAURER ROSS & CO., INCORPORATED

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]

                                                                         (b) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS*

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          COMMONWEALTH OF PENNSYLVANIA

  NUMBER OF          7  SOLE VOTING POWER
    SHARES
 BENEFICIALLY           -0-
   OWNED BY
     EACH            8  SHARED VOTING POWER
  REPORTING
    PERSON              Approximately 6,879,151 (see Item 5)
     WITH
                     9  SOLE DISPOSITIVE POWER

                        -0-

                     10 SHARED DISPOSITIVE POWER

                        Approximately 6,271,629 (see Item 5)


11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Approximately 6,271,629 (see Item 5)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Approximately 71.3% (assuming full dilution)

14        TYPE OF REPORTING PERSON*

          CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      The percentages of Common Stock (as defined in Item 1 below) owned or controlled by the persons identified in Item 2 are calculated and based upon the most recently available filing with the Securities and Exchange Commission (the "Commission") by S2 Golf Inc. (the "Issuer") and certain additional information provided by the Issuer and assume that all currently exercisable rights to acquire the Common Stock held by existing shareholders are exercised. Based upon information provided by the Issuer, immediately prior to the transactions described in this Schedule 13D, the Issuer had 2,484,662 shares of Common Stock issued and outstanding and presently exercisable rights, warrants and options for the issuance of an aggregate of 982,450 shares of Common Stock of which approximately 120,618 of such shares were issuable to the persons identified in paragraph (b) of Item 2 below.

Item 1.  Security and Issuer

      This statement relates to warrants and an option to acquire, and assignments of rights to vote and related irrevocable proxies to vote, common stock, par value $0.01 per share (the "Common Stock") of S2 Golf Inc., a New Jersey corporation, located at 18 Gloria Lane, Fairfield, New Jersey 07006.

Item 2.  Identity and Background

(a)  With respect to the reporting persons, see Schedule 1 attached hereto.

(b) In addition to the person filing this statement with respect to whom information is provided in (a) above, the following persons (the "Additional Persons") have assigned their rights to vote, and given their irrevocable proxies, to Wesmar. The information provided with respect to the Additional Persons is based upon the most recently available filing with the Commission by the Issuer. Wesmar and the Additional Persons may be deemed to be a "group" within the meaning of Section 13(d)(3); however, Wesmar does not admit that it constitutes such a "group" with the Additional Persons.


(1)   Name:                   L.R. Jeffrey, Jr., Director of Issuer
      Business Address:       18 Gloria Lane
                              Fairfield, New Jersey 07006
      Present Occupation:          President of Issuer
      Name of Employer:       S2 Golf Inc.
      Address of Employer:    18 Gloria Lane
                              Fairfield, New Jersey 07006
      Citizenship:            U.S.A.


(2)   Name:                   Dwight F. Davis, III, Director of
                              Issuer
      Business Address:       18 Gloria Lane
                              Fairfield, New Jersey 07006
      Present Occupation:         Vice President of Issuer
      Name of Employer:       S2 Golf Inc.
      Address of Employer:    18 Gloria Lane
                              Fairfield, New Jersey 07006
      Citizenship:            U.S.A.

(3)   Name:                   Christopher B. Cooper, Director of
                              Issuer
      Business Address:       18 Gloria Lane
                              Fairfield, New Jersey 07006
      Present Occupation:          Vice President and Secretary of
                                   Issuer
      Name of Employer:       S2 Golf Inc.
      Address of Employer:    18 Gloria Lane
                              Fairfield, New Jersey 07006
      Citizenship:            U.S.A.

(4)   Name:                   Gregg T. Shimanski, Director of
                              Issuer
      Business Address:       7513 Whiteacre Road
                              Madison, Wisconsin 53717
      Present Occupation:          President of Gregg Shimanski
                                   Realty, Inc.
      Name of Employer:       Gregg Shimanski Realty, Inc.
      Address of Employer:    7513 Whiteacre Road
                              Madison, Wisconsin 53717
      Citizenship:            U.S.A.

(5)   Name:                   John deGarmo
      Business Address:       18 Ox Ridge Lane
                              Darien, Connecticut 06820
      Present Occupation:          Consultant
      Name of Employer:       Advisory Board of the American
                              Junior Golf Association
      Address of Employer:    18 Ox Ridge Lane
                              Darien, Connecticut 06820
      Citizenship:            U.S.A.

(6)   Name:                   Douglas A. Sykes, Director of
                              Issuer
      Business Address:       Denver Tech Center Building 46B
                              7720 East Belleview Avenue
                              Englewood, Colorado 80111
      Present Occupation:          Attorney
      Name of Employer:       Overton & Sykes, P.C.
      Address of Employer:    Denver Tech Center Building 46B
                              7720 East Belleview Avenue


                              Englewood, Colorado 80111
      Citizenship:            U.S.A.

(7)   Name:                   James Whiteside, Director of Issuer
      Business Address:       10920 W. Alameda Avenue
                              Lakewood, Colorado 80227
      Present Occupation:         President
      Name of Employer:       Supreme Golf of Colorado, Inc.
      Address of Employer:    10920 W. Alameda Avenue
                              Lakewood, Colorado 80227
      Citizenship:            U.S.A.

(8)   Name:                   Mark Jeffrey
      Business Address:       18 Gloria Lane
                              Fairfield, New Jersey 07006
      Present Occupation:          Employee of Issuer
      Name of Employer:       S2 Golf Inc.
      Address of Employer:    18 Gloria Lane
                              Fairfield, New Jersey 07006
      Citizenship:            U.S.A.

(9)   Name:                   R. Hamill
      Business Address:       18 Gloria Lane
                              Fairfield, New Jersey 07006
      Present Occupation:         Employee of Issuer
      Name of Employer:       S2 Golf Inc.
      Address of Employer:    18 Gloria Lane
                              Fairfield, New Jersey 07006
      Citizenship:            U.S.A.

(10)  Name:                   Overton & Sykes, P.C.
      State of Organization:  State of Colorado
      Principal Business:         Practice of Law
      Address of Principal
        Business and of
        Principal Office:         7720 East Belleview Avenue
                              Englewood, Colorado 80111


Item 3.  Source and Amount of Funds and Other Consideration

      In conjunction with, and in partial consideration for, a secured loan in an amount up to $400,000 made by Wesmar to the Issuer pursuant to a loan agreement dated February 29, 1988 (the "Agreement") between Wesmar and the Issuer (a copy of the Agreement is attached as Exhibit A), (a) the Additional Persons assigned their voting rights (the "Assignments"), and granted irrevocable proxies (the "Proxies"), to Wesmar (copies of the Assignments and Proxies are attached as Exhibits B-1 through B-9, inclusive), and (b) the Issuer issued to Wesmar (i) a warrant ("Warrant A") to acquire up to 10% of the Common Stock on a fully-diluted basis (a copy of Warrant A is attached as Exhibit

C) at a purchase price of $0.01 per share, (ii) a warrant ("Warrant B" and with Warrant A, the "Warrants") to acquire up to an additional 29% of the Common Stock on a fully-diluted basis (a copy of Warrant B is attached as Exhibit D) for an aggregate purchase price of $400,000, and (iii) subject to approval by the shareholders of the Issuer, an option (the "Option") to purchase, pursuant to a stock option agreement (the "Stock Option Agreement"), for an aggregate purchase price of $1,150,000, up to that number of shares of Common Stock which when the Option is fully exercised and the number of shares issued pursuant thereto are aggregated with the number of shares of Common Stock issued or to be issued under the Warrants will result in Wesmar owning, on a on a fully-diluted basis, not less than 65% of the Common Stock (a copy of the Stock Option Agreement is attached as Exhibit E). In lieu of exercising the Option, Wesmar may elect to make one or more convertible loans to the Issuer upon the same terms as the loan made pursuant to the Agreement and convertible upon the same terms as the Option.

      The Assignments and Proxies expire on the earliest to occur of (A) the consummation of the transactions contemplated by the Agreement, the Warrants and the Stock Option Agreement, (B) the termination of such transactions or (C) three (3) years from the date of the Proxies. The Warrants and Option expire on the later of (A) August 29, 1990 or (B) that date which is 90 days after action by the New Jersey Department of Environmental Protection under the New Jersey Environmental Cleanup Responsibility Act which would permit the exercise of the Warrants.

      The loan was made from working capital of Wesmar and payments for the Common Stock upon exercise of the Warrants and the Option will be from working capital of Wesmar.

Item 4.  Purpose of Transaction

      Wesmar made the loan and acquired the Warrants and the Option and, if any Common Stock is acquired through the exercise of the Warrants or the Option, will acquire such Common Stock as an investment, because it believes that the Issuer's business represents a good investment.


      Wesmar may decide, depending upon its assessment of the Issuer's financial condition, results of operations, business prospects, economic conditions and such other criteria as may be significant to Wesmar, to sell or seek the sale of all or a portion of its interest in the Issuer or to pursue negotiations with the Issuer with respect to possible future increases in its investment in the Issuer; however, whether or not such sale or additional investment may occur, and the amount and timing of any such sale or additional investment, are uncertain at this time.

      Wesmar presently intends to nominate or designate two individuals to be included as nominees of the Issuer's Board of Directors. Giving effect to the Proxies received from the Additional Persons and assuming the Additional Persons fully exercise current rights to acquire, in the aggregate, 120,618 shares of Common Stock, Wesmar will control 18% of the voting stock of the Issuer. In the event Warrant A is fully exercised prior to the expiration of the Proxies, Wesmar will control an additional 10% of the voting stock of the Issuer. In the event Warrant B is fully exercised prior to the expiration of the Proxies, Wesmar will control an additional 29% of the voting stock of the Issuer. If the Warrants are fully exercised, Wesmar will control, on a full-diluted basis, approximately 41% of the voting stock of the Issuer before the expiration of the Proxies and approximately 28.1% of the voting stock of the Issuer after the expiration of the Proxies. Wesmar presently intends to vote the shares represented by the Proxies and any shares of Common Stock then owned by it, which, when aggregated, may represent more than 50% of the then outstanding shares of Common Stock entitled to vote, in favor of the Stock Option Agreement and the transactions contemplated thereby. In the event the Warrants are fully exercised and the Option is approved and fully exercised, Wesmar will control an aggregate of 65%, on a fully-diluted basis, of the voting stock of the Issuer.

      Other than as set forth above in this Item 4, Wesmar presently has no plans or proposals with respect to any matter set forth in Item 4(a)-(j) of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Wesmar, First Westinghouse and Maurer Ross may be deemed to be beneficial owners of approximately 625,022 shares of Common Stock by virtue of the Proxies (assuming the Additional Persons fully exercise current rights to acquire, in the aggregate, approximately 120,618 shares of Common Stock), approximately 346,711 shares of Common Stock by virtue of Warrant A, approximately 1,005,463 shares of Common Stock by virtue of Warrant B and approximately 5,086,748 shares of Common Stock by virtue of the Option, representing in the aggregate approximately 71.3% of the Common Stock, on a full-diluted basis. The Additional Persons may be deemed to be beneficial owners of approximately 625,022 shares of Common Stock (assuming the Additional Persons fully exercise current rights to acquire, in the aggregate, approximately 120,618 shares of Common Stock), representing approximately 6.3% of the Common Stock, on a full-diluted basis.

      No person identified in Item 2 other than Wesmar, First Westinghouse, Maurer Ross and the Additional Persons is the beneficial owner of such shares of Common Stock.

(b) Assuming full exercise of the Warrants and the Option, Wesmar, as record owner, and First Westinghouse and Maurer Ross as beneficial owners share the power to vote and direct the voting of, and the power to dispose or direct the disposition of, approximately 6,438,922 shares of the Common Stock. Wesmar, First Westinghouse and Maurer Ross share the power to vote and direct the voting of, and the Additional Persons, as record owners, have the sole power to dispose or direct the disposition of approximately 625,022 shares, in the aggregate, of such Common Stock.

(c) Wesmar, First Westinghouse and Maurer Ross acquired beneficial ownership of approximately 625,022 shares of Common Stock pursuant to the Proxies, the right to acquire, directly or indirectly, approximately 346,711 shares of Common Stock pursuant to Warrant A, the right to acquire, directly or indirectly, approximately 1,005,463 shares of Common Stock pursuant to Warrant B and the right to acquire, subject to shareholder approval, directly or indirectly, approximately 5,086,748 shares of Common Stock pursuant to the Option. Neither Wesmar nor any other person identified in paragraph (a) of Item 2 above has engaged in any other transaction in Common Stock in the last 60 days.

(d) No person, other than Wesmar, First Westinghouse or Maurer Ross, has the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, approximately 6,438,922 shares of Common Stock owned by Wesmar, assuming full exercise of the Warrants and Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 3.

      Wesmar and the Issuer are parties to the Agreement pursuant to which (i) the Issuer, in partial consideration for the loan made thereunder, issued the Warrants and, subject to shareholder approval, the Option to Wesmar and (ii) the Additional Persons, as significant shareholders of the Issuer, assigned their voting rights and delivered their proxies to Wesmar.

      Warrant A permits Wesmar to purchase up to 10%, measured on a fully-diluted basis, of the Common Stock (approximately 346,711 shares initially) for a purchase price of $0.01 per share; Warrant B permits Wesmar to purchase up to an additional 29%, measured on a fully-diluted basis, of the Common Stock (approximately 1,005,463 shares initially) for an aggregate purchase price of $400,000 (approximately $0.40 per share initially); the Option permits Wesmar to purchase such number of shares (approximately 5,086,748 shares initially) of Common Stock which, when the Warrants and the Option are fully exercised, will result in Wesmar owning not less than 65%, on a fully-diluted basis, of the Common Stock; and the Proxies and Assignments permit Wesmar to vote the shares of Common Stock owned by the Additional Persons (approximately 625,022 shares of which approximately 504,505 are currently outstanding and the remainder are represented by rights which are currently exercisable).

      The foregoing does not purport to be a complete summary of, and is qualified in its entirety by reference to, the Agreement (a copy of which is attached hereto as Exhibit A), the Assignments and Proxies (copies of which are attached hereto as Exhibit B), the Warrants (copies of which are attached hereto as Exhibits C and D, respectively) and the Stock Option Agreement (a copy of which is attached hereto as Exhibit E).

      There are not other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between the persons named in paragraph (a) of Item 2 or to the knowledge of Wesmar between the Additional Persons and any other person, with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

(a)   Loan agreement (Exhibit A)
(b)   Assignments of Voting Rights and Proxies (Exhibits B-1 through B-10)
(c)   Warrant A (Exhibit C)
(d)   Warrant B (Exhibit D)
(e)   Stock Option Agreement (Exhibit E)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 7, 1988
---------------------------
Date



/s/ Richard M. Maurer
----------------------------
Signature
Richard M. Maurer
President Maurer Ross & Co., Incorporated
(general partner of Maurer Ross & Associates
managing partner of Wesmar Partners)
-------------------------------
Name/Title

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 4, 1988
-----------------------------
Date



/s/ J. R. McClester
------------------------------
Signature


J. R. McClester, President
------------------------------
Name/Title
First Westinghouse Capital
  Corporation

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 7, 1988
-------------------------------
Date



/s/ Richard M. Maurer
-------------------------------
Signature

Richard M. Maurer
President Maurer Ross & Co.,
Incorporated
-------------------------------
Name/Title

                                   SCHEDULE 1

     The persons filing this statement are Wesmar Partners ("Wesmar"), First Westinghouse Capital Corporation ("First Westinghouse") and Maurer Ross & Co., Incorporated ("Maurer Ross").

     Wesmar is a general partnership between First Westinghouse and Maurer Ross & Associates, and is principally engaged in locating and making private investments. Wesmar's principal business address is Three Gateway Center, Pittsburgh, Pennsylvania 15222 and its principal office is at Three Gateway Center, Pittsburgh, Pennsylvania 15222.

     First Westinghouse is an indirect subsidiary of Westinghouse Electric Corporation. First Westinghouse is principally engaged in making private investments through Wesmar. First Westinghouses' principal business address is One Oxford Centre, Pittsburgh, Pennsylvania 15222 and its principal executive office is at, One Oxford Centre, Pittsburgh, Pennsylvania 15222.

     Maurer Ross is the general partner of Maurer Ross & Associates, a Pennsylvania limited partnership, the managing partner of Wesmar. Maurer Ross is principally engaged in providing management and consulting services to Maurer Ross & Associates. Maurer Ross' principal business address is Three Gateway Center, Pittsburgh, Pennsylvania 15222 and its principal executive office is at Three Gateway Center, Pittsburgh, Pennsylvania 15222.

     The executive officers and directors of First Westinghouse are as follows:

(1)   Name:                   J. R. McClester, Director of First
                              Westinghouse
      Present Occupation:     President of First Westinghouse and
                              Chairman of Westinghouse Financial
                              Services, Inc.

(2)   Name:                   R. T. Barbour, Director of First
                              Westinghouse
      Present Occupation:     Vice President of First
                              Westinghouse and Senior Vice
                              President of Westinghouse Credit
                              Corporation ("WCC")

(3)   Name:                   R. L. Bencke, Director of First
                              Westinghouse
      Present Occupation:     Vice President and Controller of
                              First Westinghouse and Vice
                              President, Finance, of WCC


(4)   Name:                   R. C. Jacobs, Director of First
                              Westinghouse
      Present Occupation:     Vice President, Corporate Marketing
                              and Development, of WCC

(5)   Name:                   D. J. Jenkins
      Present Occupation:     Vice President First Westinghouse

(6)   Name:                   J. R. Murray
      Business Address:       620 Newport Center Drive
                              Newport Beach, California  92660
      Present Occupation:     Vice President of First
                              Westinghouse and Vice President of
                              WCC
      Address of Employer:    620 Newport Center Drive
                              Newport Beach, California  92660

(7)   Name:                   J. A. Harrison
      Present Occupation:     Secretary of First Westinghouse and
                              Assistant General Counsel of
                              Westinghouse Electric Corporation
      Name of Employer:       Westinghouse Electric Corporation

(8)   Name:                   R. C. Colver
      Present Occupation:     Treasurer of First Westinghouse and Vice President
                              and Treasurer of WCC


Except as otherwise indicated, the preceding executive officers and directors of First Westinghouse have the following information in common:

      Business Address:       Westinghouse Credit Corporation
                              One Oxford Centre
                              Pittsburgh, Pennsylvania 15219
      Name of Employer:       Westinghouse Credit Corporation
      Address of Employer:    One Oxford Centre
                              Pittsburgh, Pennsylvania  15219
      Citizenship:            U.S.A.

     The executive officers and directors of Maurer Ross are as follows:

(1)   Name:                   Robert L. Ross, Chairman of the
                              Board of Directors and Director of
                              Maurer Ross
Present Occupation:           Vice President of Maurer Ross

(2)   Name:                   Richard M. Maurer, Director of
                              Maurer Ross
      Present Occupation:     President of Maurer Ross



(3)   Name:                   Ann Muetzel
      Present Occupation:     Secretary of Maurer Ross


Except as otherwise indicated, the preceding executive officers and directors of Maurer Ross have the following information in common:


      Business Address:       Three Gateway Center
                              Pittsburgh, Pennsylvania  15222
      Name of Employer:       Maurer Ross & Co., Incorporated
      Address of Employer:    Three Gateway Center
                              Pittsburgh, Pennsylvania  15222
      Citizenship:            U.S.A.

(4)  Name:                    Karen B. Maurer, Director of Maurer
                              Ross
     Present Occupation:      None
     Citizenship:             U.S.A.

(5)  Name:                    Linda H. Ross, Director of Maurer Ross
     Present Occupation:      None
     Citizenship:             U.S.A.


     During the last five years, neither Wesmar, First Westinghouse or Maurer Ross nor any of the other persons identified in this Schedule 1 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and

     During the last five years, neither Wesmar, First Westinghouse or Maurer Ross nor any of the other persons identified in this Schedule 1 have been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.